Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FLX Performance Inc
4170 Morena Blvd, Ste D
San Diego, CA 92117
https://flx.bike/

Up to $4,999,995.36 in Common Stock at $8.46
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FLX Performance Inc
Address: 4170 Morena Blvd, Ste D, San Diego, CA 92117
State of Incorporation: DE
Date Incorporated: September 22, 2016

Terms:

Equity

Offering Minimum: $9,999.72 | 1,182 shares of Common Stock
Offering Maximum: $4,999,995.36 | 591,016 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.46
Minimum Investment Amount (per investor): $253.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 24 hours | 15% bonus shares

Super Early Bird - Next 48 hours | 10% bonus

Early Bird Bonus - Next 5 days | 5% bonus shares

Volume

Tier 1 perk - $500+

5 Trees Planted

$25 Store Credit

Tier 2 perk - $1000+

10 Trees Planted

$50 Store Credit

Tier 3 perk - $5,000+

50 Trees Planted

$250 Store Credit

Silver FLX Commemorative Coin (Limited to 5000)

Tier 4 perk - $10,000+

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Optional inclusion on the company's board of advisors

Tier 5 perk - $25,000+ | 5% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Be featured as Investor of the week (promote anything you want)

Tier 6 perk - $50,000+ | 10% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Be featured in an FLX Video Advertisement

Tier 7 perk - $100,000+ | 15% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Boss for a week: Become acting General Manager at FLX HQ for 1 week

Signature Series Bike Serial 1

Work with our engineers to configure and launch a signature series of one of our most popular bikes. You keep the first bike (Serial #0001)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FLX Bike will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.46 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $846. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

You pedal, the bike helps out. It's like cycling on steroids - but without all the shame and stripped titles.

Smart sensors measure how hard or fast you pedal and the bikes motor will contribute an equivalent amount of power. You can ride in level 0 for no help from the motor or level 5 for maximum assist from the motor. Most customers choose level 3 for a good balance of power and exercise.

Energy for the motor comes from a battery smartly integrated into the frame of the bike. There's a lot of ebikes out there with unsightly batteries and cables running amok, but we keep it neat, minimal and sleek. Some of our models, are so sleek that most people won't know they're electric.

When the battery runs out you can just keep riding forever on your own power. It feels just like a bike, because it is.

We make money by designing electric bikes, building them in large quantities and selling direct to consumers online. By selling direct, consumers get better value and we get a better margin to service our customers and continue innovating.

We follow the Tesla Model: Design a hot new product. Get Reservations. Ship it.

We maintain an average 42% gross margin (2020) on products. With creative in house marketing we can achieve about 11X return on marketing spend. (We spend $1M on marketing and get $11M back in sales). Our average return in 2020 was 11.4X. All this means we can acquire new customers and scale the company at a profit.

Corporate history discussion

The Company was originally organized as FLX Performance, LLC, a limited liability company organized in Delaware on September 22, 2016. The Company legally converted to a Delaware corporation on October 12, 2021.

Disclosure

The President of the Company currently is also the head of another business and splits the focus of his time between two entities. Robert Rast is the president of FLX Performance Inc. and also the President of Miles Board LLC, an electric skateboard company. Mr. Rast oversees all aspects of FLX Bikes business and currently is the majority shareholder and receives a salary from the company for his role. He spends approximately 50 hours per week on FLX Bike and approximately 20 hours per week on Miles Board LLC. At this time, Mr. Rast will continue to divide his time however as FLX Bike continues to grow, the executive leadership team will be built out to include a full C-Suite beginning with a full-time CEO search.

Competitors and Industry

There are 3 types of players in the ebike industry:

Classic Wholesale brands: (Specialized, Trek, Giant etc.) these brands have a good network of retailers that resell their product. The advantage is brick and mortar exposure and service. However they've proven slow to innovate, and all the middle men in the process means they need to charge higher prices than brands that can go direct to consumer.

Direct To Consumer Giants: (Radpowerbikes, Van Moof) these well funded companies have seen success selling ebikes direct to consumer. They offer a good value, but the offerings are very basic and in our biased opinion, ugly as hell. Think two buck chuck - sure there's good volume and cheap fun, but it's not something to write home about.

The Underdogs (*That's US*): These are companies who have found a niche in the ebike market and are working to level up to the 'giant' status.

With our success to date, we're well on our way to be the underdogs that break out of this class and into the Giant class. We have the track record, the people and the products to do it - but we've never taken on investment. Today that changes.

We don't want to be the bargain bin of ebikes. There's already a couple companies trying to make the cheapest bikes possible and there's a market for that, but it's not for us. We prefer to spend more time on design, to source the best components you can get. We aim to be the Tesla of ebikes.

High quality, high performance, attractive designs and a thrill to ride.

Current Stage and Roadmap

We're in the live stage, having shipped tens of thousands of bikes since our first launch in 2016. To date, we've designed and shipped over 11 different models with countless design iterations.

Current available models: F5 Trail, Gladiator 2.0, Blade 2.0, Bandit, Step Through, Babymaker

We have several exciting new products in the pipeline with thousands of leads collected to date that are waiting for launch to purchase.

Check out some of the upcoming products:

The Weapon: A top of the line Carbon Fiber Full Suspension Electric Bike

The Babymaker II: The same stealth design as the blockbuster Babymaker I, this time assembled in the US and with 40% more range!

The Beast: A lightweight carbon fiber folding electric bike.

The Team

Officers and Directors

Name: Robert Rast

Robert Rast's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: September 22, 2016 - Present
  Responsibilities: To oversee all aspects of the business and achieve the company's strategic objective. As founder, Rob has 5.5M shares of common stock and is currently compensated $60K annually. Currently, Mr. Rast spends approximately 50 hours a week focusing on FLX Bike and 20 hours per week focusing on Miles Board LLC. The Company is currently looking to develop the executive leadership team in the future with hiring a new full-time CEO.

Other business experience in the past three years:

- **Employer:** Miles Board LLC
  Title: President
  Dates of Service: July 28, 2020 - Present
  Responsibilities: Miles Board LLC is an electric skateboard company. Mr. Rast oversees all aspects of the business and currently spends approximately 20 hours per week on Miles projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, can be difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the EV Industry or other industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company, or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition may intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the DOT (Department of Transportation), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations

concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The President of the Company currently is also the head of another business and splits the focus of his time between two entities.
Robert Rast is the president of FLX Performance Inc. and also the President of Miles Board LLC, an electric skateboard company. Mr. Rast oversees all aspects of FLX Bikes business and currently is the majority shareholder and receives a salary from the company for his role. He spends approximately 50 hours per week on FLX Bike and approximately 20 hours per week on Miles Board LLC. At this time, Mr. Rast will continue to divide his time however as FLX Bike continues to grow, the executive leadership team will be built out to include a full C-Suite.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Rast	5,500,000	Common Stock	84.62

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 591,016 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the President of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,500,000
  Use of proceeds: C-Corp conversion initial allocation to owner Robert Rast.
  Date: October 12, 2021
  Offering exemption relied upon: Initial Allocation

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $7,885,553, an increase of $6,323,594 compared to fiscal year 2019 revenue of $1,561,959. This 505% increase is due in part to the 2020 release of The Babymaker electric bike, aggressive marketing and increased sales throughout the year. There was additional deferred revenue in fiscal year 2020 that will be carried over and recognized in fiscal year 2021 as more pre-orders ship.

Cost of sales

Cost of sales in 2020 was $4,600,753, an increase of $3,466,023 from costs of $1,134,730 in 2019. The 405% increase was in relation to the increase in revenue and sales due to selling significantly more product in 2020 versus 2019.

Gross margins

2020 gross profit increased by $2,857,571 over 2019 gross profit and gross margins as a percentage of revenues increased from 27.4% in 2019 to 41.7% in 2020. This improved performance was caused by negotiating volume discounts with our suppliers and an increased focus on higher-margin products.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and other operational expenses. Expenses in 2020 increased $2,406,483 from 2019. Approximately $1,600,000 of this increase was due to aggressive marketing campaigns which fueled significant revenue growth. With the increased sales activity, the company also spent more on salaries, administration, professional services and other operational expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan to release more new models and expand upon our current marketing initiatives. There may be some changes to cash flow due to modifying our operations to serve our customers better - which may delay cashflow generated from pre-orders in favor of sales of in stock models. Past cash was primarily generated through sales. Our goal is to increase revenue, cashflow and continue growing the business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's cash balance, as of December 21, 2020 is in the amount of $6,996,676.

The company holds one credit card account with an available credit line of $67,700. The outstanding credit card balance as of December 31, 2020 was $13,130.

As of October 16, 2021, the company received a loan for $500,000 from the SBA. Monthly installment payments for this loan of $2575 will begin in October 2023, the balance and interest (3.75% APR) are payable 30 years from the date of the note (October 16, 2051).

As of October 22, 2021, the company received an approval for inventory financing from Upside Financing for upcoming bike shipments. The approved amount is for the entire balance of an upcoming shipment in the range of $200,000-$300,000. Repayment terms are Net90 with an advance fee of 4.5% of the total advance amount due at time of funding. There is no other interest or fees. As of November 15, 2021 the company has not yet used this offer.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are not critical to our current operations but will have a significant positive impact on our ability to grow.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We will also generate income through sales and upcoming product releases.

The market value of our current and incoming inventory is significant and will be used to generate sales revenue and fund further growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

With our existing inventory, cash on hand, available inventory financing, and upcoming product releases we believe we can continue investing in organic growth.

However, we believe an equity raise to expand our inventory, team and marketing efforts would help accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe the company will continue to operate leveraging its existing capital sources and by accelerating the sales of current inventory and upcoming releases. We have not previously taken on investment and plan to adjust expenses according to our available capital to continue operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate company growth will accelerate, as the funds will be used primarily to build our team and build more inventory.

We aim to leverage this capital to sell more product, thereby increasing revenue and cashflow. We plan to make adjustments as necessary to continue operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

In the future, additional sources of capital may be available to the company through future investment rounds, expanded SBA loans, inventory financing, and/or lines of credit. At this time, no specific plans have been made.

Indebtedness

- **Creditor:** U.S. Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: October 16, 2051
  $2575 Installments to begin October 2023

- **Creditor:** David Crutcher
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  Maturity Date: January 15, 2026

Related Party Transactions

- **Name of Entity:** Robert Rast
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Robert Rast, President, has made a promissory note with the Company as of December 31, 2020.
  Material Terms: The note is for $200,000 with interest at 3% and a maturity date of December 31, 2023.

Valuation

Pre-Money Valuation: $54,990,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including the folllowing:

· Our cumulative revenue is in excess of $29M, which is a **53% cumulative revenue/valuation ratio.**

- We analyzed other electric tech companies who have used crowdfunding and are in similar stages. Based on our research, our revenues are higher than other similar equity crowdfunding campaigns:

○ Sondors Electric Car Company (3 wheel electric car, $0 Revenue, $80M valuation, 0% ratio)

○ Beno Inc (Electric bikes, approximately $7.3M revenue, $39M valuation, approximately 19% ratio)

○ Rumble Motors Inc (Electric Bikes, ~$.4M Revenue, $12M valuation, approximately 3% ratio)

○ Cycleboard Inc: (Electric Scooters $4.9M gross sales, $12M valuation approximately 41% ratio)

○ Eli Electric Vehicles (Micro Electric Vehicles $.01M Cumulative revenue, $31.7M valuation, .034% ratio)

○ StorEn Technologies, Inc. (Renewable Energy Storage $0 Revenue, $40.4M valuation, 0% ratio)

(Figures taken from these companies' Equity CF offering circulars and may not be up to date.)

· Our vast portfolio of proprietary 3D designed electric bikes models. The most recent model we launched is responsible for over $14M in sales. Plus trade secrets regarding the design, engineering, supply chain, manufacturing, marketing and distribution of these bikes.

· The size of the electric bike market, $24B in 2020

· The fast growth of the market, expected to reach $48B by 2026 (CAGR 12.27%)

· Our YOY growth. We generated $7.9M in revenue in 2020, a 504% increase from 2019 ($1.6M). 2021 revenue has already surpassed that of 2020 ($9.6M YTD)

· Our record breaking crowdfunding track record and top secret system to pre-sell tens of millions worth of product BEFORE production. We've had $15.4M in pre-sale campaigns. Founder has 100% success rate over 5 campaigns.

The experience and entrepreneurial success of our leadership team who have led 10 startups to over $200M in total exits.

In conclusion, the company set its valuation internally, without a formal-third party independent evaluation based on the above factors. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock, common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  The biggest pain point of our customers has been the wait time for sold out and pre-order products. We get it! We plan to use funds raised to build larger stores of inventory. The goal is to reduce wait times and increase overall customer satisfaction.

If we raise the over allotment amount of $4,999,995.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We plan to use a portion of the funds to expand our marketing efforts. We can have the best product in the world, but if people don't know about it, it means nothing. Our goal is to produce and distribute content that will educate and entertain our target customers about our products during their buying journey.

- *Research & Development*
  11.0%
  We strive to create the most exciting products on the market for our customers. We plan to use a portion of the funds to support ongoing research and development efforts.

- *Company Employment*
  20.5%
  We plan to use a portion of the funds raised to pay our wonderful, passionate employees. We also aim to hire more positions for the company, such as director of production, director of customer support, phone support agents and others.

- *Operations*
  5.0%
  We plan to use a portion of the funds raised to support our growing operations as we take on more business.

- *Working Capital*
  5.0%
  We plan to use a portion of the funds raised as working capital for various expenses like samples, prototypes, etc.

- *Inventory*
  40.0%

The biggest pain point of our customers has been the wait time for sold out and pre-order products. We get it! We plan to use up to 40% of the funds raised to build larger stores of inventory. The goal is to reduce wait times and increase overall customer satisfaction.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flx.bike/ (https://flx.bike/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flxbike

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FLX Performance Inc

[See attached]

FLX PERFORMANCE INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

November 9, 2021

To: Board of Directors, FLX PERFORMANCE INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of FLX PERFORMANCE INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group INC.
Aurora, CO

November 9, 2021

FLX PERFORMANCE INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,996,676	$ 258,762
Accounts receivable, net	440,723	26,477
Inventories	2,081,830	491,530
Other current assets	24,593	28,362
Total Current Assets	9,543,822	805,131
Non-Current Assets		
Deposits	50,000	0
Note receivable, non-current – related party	200,000	0
TOTAL ASSETS	**$ 9,793,822**	**$ 805,131**
LIABILITIES AND SHARHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 13,130	$ 0
Deferred revenue	9,980,504	1,160,504
Other current liabilities	8,226	0
Total Current Liabilities	10,001,860	1,160,504
TOTAL LIABILITIES	**10,001,860**	**1,160,504**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 5,500,000 and 5,500,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	7,406	0
Retained deficit	(215,444)	(355,373)
TOTAL SHAREHOLDERS' EQUITY	**(208,038)**	**(355,373)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 9,793,822**	**$ 805,131**

FLX PERFORMANCE INC.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 7,885,553	$ 1,561,959
Less: Cost of goods sold	4,600,753	1,134,730
Gross Profit	3,284,800	427,229
Operating Expenses:		
General and administrative	1,162,215	461,955
Salaries	296,884	127,266
Sales and marketing	1,706,895	170,290
Total Operating Expenses	3,165,994	759,511
Net operating income	118,806	(332,282)
Other Expense:		
Other income (expense)	21,078	3,415
Interest income (expense)	45	0
Net income (loss)	$ 139,929	$ (328,867)

FLX PERFORMANCE INC.

STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Shareholders' Equity (Deficit)
Balance as of January 1, 2019	**$ 0**	**$ (26,506)**	**$ (26,506)**
Net income (loss)		(328,867)	(328,867)
Balance as of December 31, 2019	**$ 0**	**$ (355,373)**	**$ (355,373)**
Issuances of membership interests	7,406		7,406
Net income (loss)		139,929	139,929
Balance as of December 31, 2020	**$ 7,406**	**$ (215,444)**	**$ (208,038)**

FLX PERFORMANCE INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net income (loss)	$ 139,929	$ (328,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(414,246)	115,842
(Increase) Decrease in inventories	(1,590,300)	282,591
(Increase) Decrease in other current assets	3,769	(28,362)
Increase (Decrease) in accounts and credit cards payable	13,130	0
Increase (Decrease) in deferred revenue	8,820,000	0
Increase (Decrease) in other current liabilities	8,226	0
Net Cash Used In Operating Activities	6,980,508	41,204
Cash Flows From Investing Activities		
Cash used in deposits on fixed assets	(50,000)	0
Cash used in related party notes receivable	(200,000)	0
Net Cash Used In Investing Activities	(250,000)	0
Cash Flows From Financing Activities		
Capital transactions	7,406	0
Net Cash Provided By Financing Activities	7,406	0
Net Change In Cash	6,737,914	41,204
Cash at Beginning of Period	258,762	217,558
Cash at End of Period	$ 6,996,676	$ 258,762

FLX PERFORMANCE INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

FLX PERFORMANCE INC. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company was originally organized as FLX Performance, LLC, a limited liability company organized in Delaware on September 22, 2016. The Company legally converted to a corporation on October 12, 2021. The Company designs, manufactures and sells electric bicycles.

Since inception, the Company relied on raising pre-sale funds and some sales from operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once the pre-sold units are provided to the early backers. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $6,996,676 and $258,762 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $440,723 and $26,477 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $0 and $0 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is recorded as products are sold and delivered to customers. The Company accrues returns and has recorded returns, which reduce net revenue, of $5,355 and $242,144 for the years ended December 31, 2020 and 2019 respectively.

Unearned or Deferred Revenue
The Company has presold many units of inventory through sales campaigns on Indiegogo. The Company records these funds received as a current liability on its balance sheet until the products have been delivered.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of common stock. The Company has authorized 10,000,000 shares of $0.00001 par value common stock. The Company has issued 5,500,000 shares to the Company's founder, Mr. Rob Rast. The Company has also reserved shares of common stock for 1,000,000 options that may be issued at a later time.

NOTE 5 –DEBT

The Company has not issued any debt.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company has loaned a total of $200,000 and $0 to related parties as of December 31, 2020 and 2019, respectively.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company has a limited operating history and has not yet reached consistent profitability. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition, supply chain or results of operations in the future is uncertain.

Corporate Conversion
As discussed in Note 1, the Company was originally formed as a limited liability company but converted to a corporation and issued stock to members in exchange for their membership interests in October 2021.

Management's Evaluation
Management has evaluated subsequent events through November 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FLX Bike

Ride faster, climb higher & explore further than ever before



Website · San Diego, CA · TRANSPORTATION

FLX Bike is a brand of high quality electric bicycles, delivered direct to consumers. The ebike market is exploding, we're in a great position to capitalize on it. We've already achieved massive sales with 0 outside investment. Now we're crowdfunding to accelerate our growth and get more people out of their cars and onto exciting sustainable transportation.

$0.00 raised

0 Investors	$55M Valuation
$8.46 Price per Share	$253.80 Min. Investment
	Equity Offering Type
$5M Offering Max	Closed Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **$29.3M Cumulative Revenue:** Since launch in 2016, we've generated $29.3M in revenue with 0 outside investment.
- **$200M+ in Exits:** We're led by seasoned executives who have led 10 startups to over $200M in total exits.
- **$24 Billion Market:** The e-bike market was valued at $24 billion in 2020, and expected to reach $48 Billion by 2026 (12.27 % CAGR).
- **504% YoY growth:** We generated $7.9M in revenue in 2020, a 504% increase from 2019 ($1.6M). 2021 revenue has already surpassed that of 2020 ($9.6M YTD).
- **$15.4M Crowdfund Successes:** We've raised over $15.4M with pre-sale crowdfund campaigns. President has a 100% success rate over 5 campaigns.
- **100% Bootstrapped:** We've been scrappy from the beginning, accumulating tremendous results before considering any outside investment. Now we're ready to take things to the next level.


RIDE FASTER, CLIMB HIGHER & EXPLORE FURTHER THAN EVER BEFORE

OVERVIEW

Let FLX Power Your Next Adventure

Say goodbye to bulky batteries, unsightly wires and slow bikes. You deserve an electric bike that performs and looks its best for you. A bike so fun and sleek you'll be proud to ride it.

FLX believes that together, we can make the world a little less gray and a little more green.



Images used are in the prototype phase, The Babymaker II is not currently available on the market.

In 2020, FLX shattered records on Indiegogo with a stunning $13.3 million crowdfunding campaign.


Indiegogo
$13.3 Million Raised
HIGHEST FUNDED CAMPAIGN EVER

* Source

Now in 2021, the FLX Bike team of professionals, cyclists and engineers continue to create a new line of equally beautiful and powerful electric bikes offering a best-in-class electric bike at a lower direct-to-consumer price point. This innovative business model is what allows FLX to create affordable transportation that continues to improve with each new release.

So what do you say? Let's ride together.



THE PROBLEM

Bikes are Slow, Cars are Boring

When you were a kid, riding a bike was the fastest way you could get from point a to point b. But for adults, cycling can be boring, slow and monotonous.

You can't go very far in a short amount of time, unless you want to arrive covered in sweat. Daunting hills can discourage even the most physically fit.

Getting around by car is usually faster... if you don't mind paying $5/gallon, pulling your hair out in traffic and getting 0 exercise.

Currently, the choices are:



slow & sweaty



empty pockets

Not to mention contributing to our growing air pollution problem...

Global Carbon Emissions from Fossil Fuels


Million Metric Tons Carbon
11K
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1K
1900
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* Source

THE SOLUTION

Ride faster, Climb Higher, Explore Further

We design electric bikes from the ground up with powerful motors and high capacity lithium batteries.

You choose between 5 levels of pedal assist. When you pedal, the bike will assist you as much or as little as you want. This lets you ride faster, climb higher and explore further than ever before.



With the extra power, you can ride at higher average speeds than traditional bikes - and still get the same intensity of exercise (if you choose).

This extra speed allows you to **beat traffic and get to where you're going in record time**.



**Images used are in the prototype phase, The Weapon is not currently available on the market.*

E-bikes require far less resources than gas or even electric cars. That means more money in your wallet and more clean air for your family.

How does it work?
You pedal, the bike helps out. It's like cycling in turbo mode.

Smart sensors measure how you pedal and the bike's motor will contribute an equivalent amount of power. Ride in level 0 for no help from the motor, or 5 for maximum assist.



Smart LCD Display
Internally Routed Cables
Concealed Battery
Hydraulic Disc Brakes
Powerful Hub Motor
Carbon Gates Belt Drive
700C Road Tires

**Images used are in the prototype phase, The Babymaker II is not currently available on the market.*

Energy for the motor comes from a battery smartly integrated into the frame of the bike. There's a lot of e-bikes out there with unsightly batteries and cables running amok - but we keep it neat, minimal and sleek. Some of our models are so stealth, that **most people never know they're electric**.

When the battery runs out you can just keep riding forever on your own power. It feels just like a bike, *because it is.*


THE BABYMAKER II
The Stealthy Road eBike
THE BLADE 2.0
The Powerhouse
F5 TRAIL
All Purpose Mountain Bike
BANDIT
The Companion Rider
STEP THROUGH 2.0
Performance Meets Comfort
GLADIATOR
Fat Tire Terrain Warrior
Coming Soon
Coming Soon

**Images used are in the prototype phase, The Babymaker II, The Weapon, and The Cruiser is not currently available on the market.*

Who's our competition?

We prefer to think of them as "partners in crime" - we're all in this together. When you ditch the car in the garage to ride **any** bike - well that's a win for you, for us and for the planet.

3 Types of E-bike Companies:

Classic Wholesale Brands	**(Specialized, Trek, Giant etc.)** these brands have a good network of retailers that resell their product. The advantage is brick and mortar exposure and service. However, they've proven slow to innovate, and all the middle men in the process means they need to charge higher prices than brands that can go direct to consumer
Direct-To-Consumer Giants	**(Radpowerbikes, Van Moof)** these well funded companies have seen success selling E-bikes direct to consumer. They offer a good value, but the offerings are very basic. Sure there's good volume and cheap fun, but it's not something to write home about
The Underdogs	**(That's us!):** These are companies who have found a niche in the E-bike market and are working to level up to the 'giant' status

With our success to date, we're well on our way to be the underdogs that break out of this class and into the Giant class. We have the track record, the people and the products to do it - but we've never taken on investment. Today that changes.

We don't want to be the bargain bin of ebikes. There's already a couple companies trying to make the cheapest bikes possible. There's a market for that, but it's not for us. We prefer to spend more time on design, to source the best components you can get, to design bikes you'll be proud to ride and show off to your friends. We aim to be the Tesla of E-bikes.

We Skip The Middlemen

Instead, we sell direct to you.

You get a better value, and we get a better margin **to serve you**.


42%
Gross margins, 2020
11X
Return on marketing spend 2020

To make money, we follow Tesla's tried and true model:

1. Design a hot new product
2. Get reservations
3. And Ship it

In 2020, we maintained an average 42% gross margin on products. With creative in house marketing we achieved about 11X return on ad spend. (We spend $1 million on ads and get $11 million back in sales).

What that means is simple:
We can acquire new customers and scale the company at a profit.

THE MARKET

E-bike Sales Are Exploding

According to Mordor Intelligence, E-bikes are predicted to grow from 3.7 million bikes sold in 2019 to 17 million in 2030. (Source)



The e-bike market in 2020 grew 23% year on year. On the current trajectory there will be 10 million e-bikes sold per year as early as 2024. (Source)

The global e-Bike market was valued at approximately $24 Billion in 2020 and is expected to grow with over 12% CAGR to $48 Billion by 2026. (Source)

The global bike market was valued around $97 Billion in 2020 and is expected to grow to $147 Billion by 2027. (Source)


E-bike Sales
17 Million
3.7 Million
2019
2030
10 Million
E-bikes sold per year, 2024
$48 Billion
E-bikes revenue by 2026
Global E-bike Market
12% CAGR
$24 Billion
2020
2026

* Source

Big Money in the E-Bike Market


Rad Power Bikes raises $150 million
Porsche buys up Croatian electric bicycle maker Greyp
VanMoof raises $128m
Electric-bike maker Cowboy raises $26 million
Dorel Sells Bicycle Segment for $810M
European private equity firm acquires Stromer
BELGIAN GROUP PURCHASES MAJORITY STAKE IN CANYON
E-bike brand, Super73, hauls in $20 million investment

Some players are closing HUGE investment rounds, crossing $1B valuation, others are achieving BIG exits. (But their products are nowhere near as cool.) We expect to see more high dollar exits and IPOs in the coming years.



From rapid urbanization, to the return to the outdoors, to post Covid-19, to rising concerns regarding traffic congestion - there's a growing bicycle tourism industry and increase in government initiatives to reduce emission levels. These are just a few factors responsible for growth of the market over the forecast period.

People Are Biking More Than Ever

If Covid-19 taught us anything, it's that nothing is more important than our health. People are using bikes to get outside in record numbers. For leisure, fun or exercise, e-bikes only enhance the experience.

The market is expected to grow even further thanks to climate initiatives, rising gas prices, increases in traffic and many other factors.

WHY INVEST

Our Goal is to OVER Deliver

Within the next 4 years, we aim to be a well recognized national brand delivering fun, stylish and high quality electric bikes to tens of thousands of riders annually.


"This s**t is a GAME CHANGER for sure. Even in Level one, I was already going fast!" - Chris "Thrasher" Medina
"It might just be the best electric bike option out there." - The Upscout
up
"It's amazing. I ride a Specialized, but it doesn't have this kind of power." - Jennifer Carey
"We've seen our fair share of ugly bikes whose batteries looked like they've been designed as ugly as possible on purpose, but with FLX this has completely changed." - Autoevolution
autoevolution
MtnBikeGeek
"A wonderful team... Creating affordable, yet functional eBikes!"- MtnBikeGeek
"WILDLY surprised! Incredibly easy to ride." - The Vegan Cyclist
"I love electric bikes, and this is the nicest one I've ever seen." - Reggie Smith

We'll continue designing sleek, sexy, powerful electric bikes that use the newest, hottest tech. Our products will make you feel young, healthy, and full of power!





There should be no doubt: **the future of transportation is electric**. This is your opportunity to get on the ground floor with proven leaders. **Don't miss your chance to join us** on our mission to disrupt the bike industry.

Together we'll make the world a little less gray and a little more green. Invest today, and tell your friends!

PS: Check out what real riders have to say about our bikes:


FLX Rider of the Week — Gail Halverson
Watch later
Share
Watch on YouTube

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

autoevolution

SHOW MORE

Meet Our Team



Rob Rast

President

At the age of 19, FLX Bike and Miles Board Founder Rob Rast dropped out of college and purchased a one-way ticket to China where he started his first 3 businesses and lived for 9 years. As an avid biker, pilot, and surfer - Rob has always been addicted to performance and a good adrenaline rush.

In 2016 Rob combined his passions in biking, green tech, and fitness to start FLX Bike where he (literally) moved into a factory in China to oversee every detail of development, testing and production. Today, Rob leads a team of passionate professionals, cyclists, and engineers with a mission to get more people out of cars and onto bikes. Rob currently splits his time as President of FLX and President of Miles Board an electric skateboard company. He spends approximately 50 hours per week on FLX Bike and approximately 20 hours per week on Miles Board LLC. Please see the Form C for more details.



Duane Dahl

Advisor

Dahl is an accomplished C-Suite executive and serial entrepreneur - a passionate, driven senior executive, performance coach and mentor with demonstrated success in Strategic Planning, Operational Management, Team Building, Legal, Marketing/Brand Strategy, Supply Chain, Strategic Development and M&A.

As an Entrepreneur, Dahl founded, ramped and exited multiple companies including a $150M exit to Barry Diller's IAC.

Dahl and his highly accountable team(s) have seen success in categories that include Travel, Health & Fitness, Entertainment, Local & Organic Food, Medical, the Environment and yes, E-Bikes!

Offering Summary

Company	FLX Performance Inc
Corporate Address	4170 Morena Blvd, Ste D, San Diego, CA 92117
Offering Minimum	$9,999.72
Offering Maximum	$4,999,995.36
Minimum Investment Amount (per investor)	$253.80

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,182
Maximum Number of Shares Offered	591,016
Price per Share	$8.46
Pre-Money Valuation	$54,990,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 24 hours | 15% bonus shares

Super Early Bird - Next 48 hours | 10% bonus

Early Bird Bonus - Next 5 days | 5% bonus shares

Volume

Tier 1 perk - $500+

5 Trees Planted

$25 Store Credit

Tier 2 perk - $1000+

10 Trees Planted

$50 Store Credit

Tier 3 perk - $5,000+

50 Trees Planted

$250 Store Credit

Silver FLX Commemorative Coin (Limited to 5000)

Tier 4 perk - $10,000+

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Optional inclusion on the company's board of advisors

Tier 5 perk - $25,000+ | 5% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Be featured as Investor of the week (promote anything you want)

Tier 6 perk - $50,000+ | 10% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Be featured in an FLX Video Advertisement

Tier 7 perk - $100,000+ | 15% bonus shares

100 Trees Planted

$500 Store Credit

Gold FLX Commemorative Coin (Limited to 1000)

Inclusion on the company's board of advisors

Boss for a week: Become acting General Manager at FLX HQ for 1 week

Signature Series Bike Serial 1

Work with our engineers to configure and launch a signature series of one of our most popular bikes. You keep the first bike (Serial #0001)

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

FLX Bike will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.46 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $846. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Transportation is going through its biggest change since the invention of the wheel.

• Throw wheel. Hits someone randomly.

It's no secret, the ebike market is exploding (boom!)

• 90's TV explosion – small ramp jump.

It reached $24BN in 2020, and is expected to double by 2026.

• Double frame/briefcases/bikes/Twins

We're a passionate team of scrappy underdogs who will stop at nothing to be top dog. (show a dog)

• Small dog. Big dog.

We want you to join us.

We've earned over $29 Million of cumulative revenue since our first launch - all completely bootstrapped - having never taken outside investment!

Our leadership team has experience leading 10 startups to over $200M in exits.

• Yacht/Plane. King. 5 million pumpkin lattes. Pop its. Fidgets.

We make electric bikes that allow you to ride faster, climb higher and explore further than ever before.

With electric power, you can zip in and out of traffic and up hills in record time.

• Holds #1 medal. Trophy. Corny Cheers.

Our customers choose FLX because we make high performance bikes that look sexy (Vanessa shots). eBikes you'd be proud to ride and show off to your friends (bring home to your parents).

We crowdfunded our first ebikes in 2016 raising over $2M of pre-orders worldwide in just 60 days. We found our niche. We delivered. And we've been growing ever since.

Just last year we released the Babymaker, a viral sensation that took in over $13M in pre-orders in a blockbuster crowdfund campaign. Speaking of viral… Cough cough!

The Babymaker is an electric bike that doesn't look awkward like other electric bikes (show other bikes). It's light sleek and sexy!

We acquire new customers at a profit thanks to an average 10 times return on our marketing spend.

To make money, we follow Tesla's tried and true model:

1. Design a hot new product

2. Get reservations

3. And Ship it

We skip the middlemen and sell direct to you

• Slap greasy sales guy.

You get a better value, and we get a better margin - to serve you.

• Bike on a platter/Champagne on a bike.

(We believe) the future of transportation is electric

I'm still kickin myself for not investing in Tesla when their first car launched in 08. (Idiot!)

This is your opportunity to get on the ground floor with proven leaders (This is your opportunity to own a piece of our company. /Own a hot piece of our company.)

Don't miss your chance to invest in FLX, and join us on our mission to disrupt the bike industry

Together we can make the world a little less gray and a little more green.

Invest today, and tell your friends: you win, we win, and the planet wins. (and pollution loses, naturally)

Why Invest Section Video

i'm gail and this is my baby maker

i love it hi there i'm gayle halverson

and i live in folsom california i just

bought the flx baby maker

i was in the shop and the prototype was

in there and it was the sterling silver

with the leather seat and the brass

rivets

and i thought it was the most beautiful

bike i'd ever seen

and then i took it for a ride not only

was it gorgeous

it's fun i couldn't wait for the bike

honestly

but i knew it would take some time and i

had lots of patience and i thought boy

if i get it by 2021 i'm just gonna be

happy

but it was so much fun i couldn't wait

for it to come the bike is fantastic

i live in a suburb on a bunch of hills

and riding a bike in fact i gave my bike

away my regular bike it was just no fun

to ride

but when the baby maker the e-bike came

out i thought i'm gonna give that a try

i ordered one and i got it last week and

i have never had so much fun

on these hills in my life it's just

great

when you kick into a new gear and that

bike takes out underneath you

and you're just momentarily waiting to

catch up on it

you can't help but laugh it's just so

much fun i think the last time i rode a

regular bike was about 10 years ago

i'd say the power level is perfect for a
woman in fact i saw something on the flx
facebook group and someone was asking
about they hadn't gotten theirs yet and
they
were wondering if their 115 pound wife
would be able to make it up a steep hill
and i can say i'm in that category and
the absolute answer is yes
you're going to go straight up that hill
you know what i use it for actually is
when i'm stuck
thinking of a story line or a plot line
i can just go out for a ride and let the
mind marinate
by the time i come back i've usually got
the answer i've written two novels
the first one is called the boundary
stone its sequel is called the skeptical
physic
and the first one was set in 1666
england at the time of the great plague
and the second one picks up the four
days after the first one ends with the
great fire
and the first one is extremely relevant
right now

because basically they get hit with a

plague and how they dealt with it 450

years ago

basically the same way we're dealing

with it now and then this one

the california fires also extremely

relevant kind of funny how history

repeats itself

so if you're waiting on your baby maker

go on to amazon and check out

boundary stone and the skeptical physic

by gail avery halvorson

i promise they'll take up the time and

you won't even know it's passing

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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